GRACO

Graco Inc. 2011 Overview


Building Momentum

About Graco

Since 1926, Graco Inc. has been a leading provider of premium pumps and spray equipment for fluid handling in the construction, manufacturing, processing and maintenance industries. Headquartered in Minneapolis, Minnesota, Graco works closely with distributors around the world to offer innovative products that set the quality standard for spray finishing, paint circulation, lubrication, sealant and adhesives dispensing, process applications and contractor power equipment. These best-in-class products are manufactured in the U.S. and China and supplied through our distribution centers in Minnesota, Belgium, Japan, Korea, China and Australia. What sets us apart is our history, a focus on highly-engineered, quality products, industry-leading innovation and the solid partnerships we form with customers and suppliers around the world. Graco is publicly traded on the New York Stock Exchange (ticker: GGG). With 2011 net sales of $895 million, Graco employs 2,300 people worldwide. For more information, please visit us at www.graco.com.

Building Momentum

Record Results for 2011

To Our Shareholders:

2011 was an outstanding year for Graco, both financially and operationally. Company sales were $895 million for the year, 20 percent higher than 2010, setting a new Company record; and diluted earnings per share were $2.32, matching our previous record. In addition, we made significant progress on each of our four core strategies for growth: global expansion, new product development, new markets and acquisitions. I'm very happy with this performance and I want to thank our employees, our distributors and our end users for a great 2011.

Entering 2012, we are planning for more growth as we continue to execute against these critical strategies. We are building momentum.



Pat McHale - President and Chief Executive Officer

Global Expansion

The global economic recovery progressed during 2011, and Graco followed suit with every segment and region generating double-digit sales growth. Our outstanding growth was enhanced by continued investment in our core strategy of global expansion. During the year, we added significant Company resources in the world's emerging markets, particularly in Asia Pacific, Latin America, developing Europe and the Middle East. As a result, we reached new peak revenues in both Asia Pacific and Latin America, where we experienced growth of 32 and 34 percent, respectively. Our European region, which includes both developed and developing economies, grew 19 percent and North America grew 16 percent during the year.

Worldwide, each of our business segments executed extremely well, and we benefited from some key end-markets recovering at a pace greater than the broader economy.

The Industrial Equipment segment grew 23 percent in 2011, achieving worldwide sales of $502 million and delivering full-year operating margins of 35 percent. Some of the key industries that drove this growth were automotive, heavy machinery, protective coatings, foam insulation, general industrial and process applications.

The Contractor Equipment segment grew 13 percent in 2011, an exceptional growth rate considering the continued challenges of the worldwide construction market. Segment sales were $291 million and operating margins expanded 3 percentage points to finish the year at 17 percent. We continued to expand into the home center market during 2011, and began to see favorable trends in the North American professional paint market later in the year. We continue to invest heavily in resources to convert painting contractors around the world from manual application methods to using equipment to apply paint, which has been a very successful strategy for Graco.

The Lubrication Equipment segment was our fastest-growing business in 2011, with year-over-year growth of 32 percent. For the first time, this segment's sales eclipsed $100 million. This greatly enhanced operating earnings, which more than doubled from the prior year, and operating margins expanded by 7 percentage points to 18 percent for the year. The growth in this segment was broad-based, with outstanding demand for industrial lubrication applications as well as continued growth in the traditional vehicle services base.

New Product Development

Investments in our new product development strategy remained a priority during 2011, with nearly 5 percent of sales reinvested into new products, expansion of existing product lines and products aimed at new market segments. We believe this rate of investment is higher than most of our industrial manufacturing peers. It is a strong competitive advantage for the Company and will be a significant driver of growth over the long-term. A summary of some of the new products launched in 2011 follows:

- We introduced the Reactor® A25™ plural component polyurethane foam sprayer to the Asia Pacific region. The Reactor A25 is an entry-point plural-component sprayer used primarily for foam insulation in buildings.

- In advanced fluid dispense, we introduced RS™ resin spray guns for gel coat and chop applications in the fiberglass reinforced plastics industry. Our innovative design introduces a new way for workers in the fiberglass reinforced plastics industry to change blades in their resin spray guns in significantly less time than traditional cutter designs.

- In our Contractor segment, we expanded our line of professional-grade handheld paint sprayers with a fine finish handheld paint sprayer that can spray lacquers, varnishes, urethanes, sealers, stains and enamels.

- The Contractor segment also expanded our pavement maintenance products with the RoadLazer™ RoadPak™ System. This road striping system fits in the back of flat beds, three-quarter ton trucks and utility vehicles.

- In vehicle services, we expanded our LD™ Series of products by introducing the LD Series pump, which is intended for bulk dispense and metering of lubrication materials in vehicle service centers of modest volume.

New Markets

We also focused significant new product development resources on our core strategy of expanding the markets served by Graco's products. This is achieved both through modifications of existing product lines to make them suitable for specific applications and development of new products that use core Graco technologies to meet a market need. In 2011, we made great inroads in these areas:

- We expanded the HFR Metering System™ for use in additional niche applications such as the automotive industry to reduce vehicle interior noise levels.

- We introduced the ThermoLazer® ProMelt™ System, an innovative thermoplastic heat-on-demand product. The ThermoLazer ProMelt has a built-in fast melt technology that quickly melts material and eliminates the need for a separate pre-melter tank. This allows the equipment to be used on smaller roads for cross-walk marking or for other similar applications.

- We expanded our G3™ electric lubrication pump platform for use in new applications. We now offer G3 series pumps for use in oil and gas well services and in wind energy applications.

- We introduced the air operated Diesel Emission Fluid (DEF) pump package. The DEF pump is intended for use on diesel fleet vehicles – it pumps exhaust fluid which reduces emissions from diesel engines.

Acquisitions

Graco continues to pursue strategic acquisitions, consistent with our fourth core strategy. During 2011, we acquired Eccentric Pumps, LLC, a small peristaltic hose pump business. Eccentric's products are ideal for metering, dosing and transferring of fluids and are complementary to our Industrial segment.

In 2011, we announced an agreement with Illinois Tool Works to acquire its liquid and powder finishing businesses for $650 million. The proposed acquisition would provide leading and complementary equipment technologies and brands to Graco, such as Gema® powder finishing equipment, Binks® spray finishing equipment, DeVilbiss® spray guns and accessories, Ransburg® electrostatic equipment and accessories and BGK curing technology.

As of this writing, the United States Federal Trade Commission is attempting to block the transaction, contending the deal is anticompetitive. We strongly disagree and continue our efforts to successfully complete this transaction.

In 2011, outstanding execution of our core strategies and a focus on operational excellence by Graco's 2,300 dedicated employees resulted in record sales and diluted earnings per share that matched our prior record. We're bringing that momentum into 2012, where we will continue to enter new markets, grow our distribution in both developed and emerging markets, convert end users from manual paint application methods to spray equipment and launch new products to keep us ahead of the competition.

Our capital deployment priorities are consistent: reinvestment into the business via our core strategies and investment in capital equipment, strategic acquisitions and return of value to shareholders through dividends and share repurchases. We believe that this formula will provide long-term value for our shareholders.

The Board of Directors, management team and I are confident in our ability to grow in 2012 and beyond. We have the right strategy and the right team. I'm pleased with our performance in 2011 and I'm excited about the opportunities we have for 2012. Thank you for your continued support.

Patrick J. McHale
President and Chief Executive Officer

What We Offer

Key Industries Served

Industrial Equipment

- Aerospace
- Alternative energy (wind and solar)
- Auto feeder
- Automotive/truck/bus assembly
- Automobile repair shops
- Cabinetry
- Chemical
- Cosmetics
- Dairy
- Electronics
- Fabrication and molding
- Farm and construction
- Foam insulation
- Food and beverage
- Furniture
- General industrial manufacturing
- Industrial coating
- Marine and rail
- Medical and electrical
- Military and utility vehicles
- Oil and gas
- Packaging
- Pharmaceuticals
- Process industries
- Truck and trailer
- Window and door

Contractor Equipment

- Construction
  - Architectural coatings
  - Ceiling and wall texture
  - Interior and exterior textures
  - Remodeling
  - Roofing
  - Waterproofing
- DIY remodel and repaint
- Sports turf marking
- Pavement maintenance

Lubrication Equipment

- Agricultural
- Automotive service centers
- Automotive/truck/bus assembly
- Food and beverage
- Garages and service centers
- Government and municipalities
- Industrial manufacturing
- Mining and construction
- Natural gas transmission
- Oil and gas exploration
- On-road and off-road vehicles
- Packaging and material handling
- Pulp and paper plants
- Rubber manufacturing
- Steel mills
- Vehicle fleets
- Wind energy

Products

Pumps and Sprayers

Air, electric, gas and hydraulic powered
– Transfer fluids to dispense and spray

Controls

Electronic and mechanical controls and sensors
– Manage flow, pressure, temperature and mix

Applicators

Automatic and manual dispense valves and spray guns
– Spray or dispense fluids

Accessories

Fittings, regulators, hoses, agitators
– Auxiliary components for complete product solutions

Hose Reels

New Products - 2011

Industrial

- Finex™ Side Cup Gravity Feed Gun
- President® 4-Ball Pumps
- E-Flo® ACS Advanced Control System
- ProControl™ 1KS Single Component Flow Control
- Agitator Speed Controller
- EP™ Series Hose Pumps
- SaniForce® Piston Pump Bin Evacuation System
- SaniForce Piston Pumps
- Reactor® E-8P™ Portable Plural-Component Sprayer
- Reactor A25™ Plural-Component Sprayer
- RS™ Chop Gun
- RS Resin Spray Gun

Contractor

- Cordless Handheld Fine Finish Sprayer Family
- ProPack Backpack Accessory
- ThermoLazer® ProMelt™ System
- LineLazer® 130HS Hydraulic Airless Striper
- RoadLazer™ RoadPak™ Modular System
- AquaMax Electric Pressure Washer
- Magnum® A30 and A45 Paint Sprayers
- Handheld Sprayer Fixed and Flexible Extensions

Lubrication

- LD™ Pumps and Packages
- Diesel Exhaust Fluid Packages
- Diesel Exhaust Fluid Hose Reel
- EP-120 and TC-130 Single Point Lubricators
- GBL 7500 Pump
- G3™ Oil Pumps
- G3 DMS with Data Management System
- GL-32 Stainless Steel Grease Injector
- GL-43 Oil Injectors
- Matrix® Software Expansion
- USP Divider Valves



Reactor® E-8P™ room temperature foam insulation formulations for air sealing attics and rim joists.





ProShot® Fine Finish cordless sprayer is designed specifically for small fine finish projects.



At-A-Glance



SaniForce Bin Evacuation System is one of the most efficient ways to unload fruit fillings, tomato paste and peanut butter from 300 gallon "bag-in-bin" containers.

Segment Sales


Lubrication
$102 / 11%
Contractor
$291 / 33%
Industrial
$502 / 56%

Geographic Sales


Europe
$211 / 24%
Asia Pacific
$208 / 23%
Americas
$476 / 53%

Industrial Segment

The Industrial segment designs and markets equipment for the liquid finishing, process, sanitary, sealants, adhesives, composites, protective coatings and foam markets. The customers for our liquid finishing and process equipment are primarily manufacturers that transfer, meter, mix and apply fluids such as paints and chemicals. Our pumps move fluids from drums and tanks via circulation or supply systems to our proportioning equipment, where they are ultimately applied with Graco spray guns and dispensers. Our sanitary equipment is used in pharmaceutical, cosmetic, beverage and food processing applications. Customers using our protective coatings equipment apply materials to protect the surfaces of bridges, water towers, tanks, pipes, rail cars and ships from the elements. Our foam equipment is used for wall and roof insulation, band joist applications, in-plant OEM applications and reaction injection molding. The Industrial segment's sealant and adhesive equipment is used by manufacturers to bond, encapsulate and seal assembled parts. In 2011, the Industrial segment generated 56 percent of Graco's total sales, or $502 million.

Contractor Segment

The Contractor segment focuses on three broad applications: paint, texture and pavement maintenance. For paint and texture applications, the Contractor segment designs and markets sprayers used by professional contractors and do-it-yourself (DIY) end users to apply paint, architectural coatings, texture materials and roofing/waterproofing materials. For pavement maintenance applications, the Contractor segment designs and markets equipment to apply paint and thermoplastic pavement marking materials, scarifying equipment to remove pavement markings or level uneven surfaces and sprayers optimized for marking sports fields. Distributors of our products sell to painting, roofing, texture, corrosion control and line striping contractors and tradespeople. Our equipment is highly regarded for its durability and ease of use, as well as its ability to deliver high-quality finishes at rapid production rates. In 2011, the Contractor segment generated $291 million in sales, 33 percent of the Company's total sales.

Lubrication Segment

The Lubrication segment designs and markets equipment used to transfer, meter and dispense lubricants and petroleum products with a full line of pumps, meters, hose reels, controls and centralized lubrication products. The customers for our products and systems are typically automotive service centers, oil change facilities, governments and municipalities, manufacturing companies, mines and other heavy industries. As a leader in the lubrication equipment market for more than eight decades, Graco's products are valued by customers for their industry-leading quality and technology. In 2011, the Lubrication segment generated $102 million in sales, constituting 11 percent of the Company's total sales.

Management Team



Management Team:

(left to right)

Back Row: David Ahlers, Dale Johnson

Sixth Row: Jeff Johnson, Christian Rothe

Fifth Row: Jim Graner

Fourth Row: Simon Paulis, Mark Sheahan

Third Row: Gary Gasperini

Second Row: Caroline Chambers, Brian Zumbolo

First Row: David Lowe, Chuck Rescorla, Karen Gallivan

Net Sales

2011: $895
2010: $744
↑ 20%

Operating Cash Flow

2011: $162
2010: $101
↑ 60%

Net Earnings

2011: $142
2010: $103
↑ 38%

Earnings Per Share

2011: $2.32
2010: $1.69
↑ 37%

2011 Performance

Net Sales



$900
800
700
600
500
400
300
200
100
0
2004
2005
2006
2007
2008
2009
2010
2011

Net Earnings



$160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
2010
2011

Graco Inc. & Subsidiaries

10 Year Financial Summary

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Operations:										
Net Sales	$895,283	$744,065	$579,212	$817,270	$841,339	$816,468	$731,702	$605,032	$535,098	$487,048
Gross Profit	500,205	403,445	292,816	432,177	447,426	433,957	379,350	328,410	282,802	250,158
Percent of Sales	*55.9%*	*54.2%*	*50.6%*	*52.9%*	*53.2%*	*53.2%*	*51.8%*	*54.3%*	*52.9%*	*51.4%*
Operating Earnings	219,514	153,141	74,467	187,365	232,480	225,999	191,070	161,531	128,833	112,846
Percent of Sales	*24.5%*	*20.6%*	*12.9%*	*22.9%*	*27.6%*	*27.7%*	*26.1%*	*26.7%*	*24.1%*	*23.2%*
Net Earnings	142,328	102,840	48.967	120,879	152,836	149,766	125,854	108,681	86,713	75,625
Percent of Sales	*15.9%*	*13.8%*	*8.5%*	*14.8%*	*18.2%*	*18.3%*	*17.2%*	*18.0%*	*16.2%*	*15.5%*
Financial Position:										
Current Assets	$582,970	$252,408	$188,993	$260,595	$248,832	$238,983	$213,898	$227,226	$256,106	$240,524
Current Liabilities	131,282	119,754	103,815	121,160	125,877	128,929	111,581	96,773	187,947	80,214
Working Capital	451,688	132,654	85,178	139,435	122,955	110,054	102,317	130,453	68,159	160,310
Property, Plant & Equipment, Net	138,248	134,185	139,053	149,754	140,594	124,524	106,498	94,510	94,317	94,953
Total Assets	874,309	530,474	476,434	579,850	536,724	511,603	445,630	371,714	397,390	355,850
Long-term Debt (including current portion)	300,000	70,255	86,260	180,000	107,060	-	-	-	-	-
Shareholders' Equity	322,740	264,114	209,654	167,634	244,674	331,004	287,684	230,837	169,810	245,406
Capital (long-term debt plus shareholders' equity)	622,740	334,369	295,914	347,634	351,734	331,004	287,684	230,837	169,810	245,406
Cash Provided (Used) By:										
Operations	$162,044	$101,123	$146,532	$162,478	$177,097	$155,629	$153,224	$122,908	$109,807	$95,673
Investing, excluding marketable securities	(27,997)	(18,769)	(12,794)	(85,346)	(38,157)	(64,402)	(131,472)	(19,164)	(28,772)	(11,958)
Financing	159,641	(76,792)	(138,810)	(71,353)	(138,293)	(102,541)	(65,123)	(153,833)	(69,843)	(5,660)
Other Data:										
Depreciation and Amortization	$32,483	$33,973	$35,140	$35,495	$28,665	$26,046	$23,496	$17,808	$18,747	$18,080
Property, Plant and Equipment Additions	23,854	16,620	11,463	29,102	36,869	33,652	19,904	16,893	15,515	12,253
Per Common Share[1]:										
Basic Net Earnings	$2.36	$1.71	$0.82	$2.01	$2.35	$2.21	$1.83	$1.57	$1.25	$1.06
Diluted Net Earnings	2.32	1.69	0.81	1.99	2.32	2.17	1.80	1.55	1.23	1.05
Dividends Paid	0.84	0.80	0.76	0.74	0.66	0.58	0.52	1.87[2]	0.22	0.19
Shareholders' Equity	5.40	4.40	3.49	2.82	3.95	4.95	4.21	3.35	2.46	3.44
Other Statistics:										
Sales Growth	20.3%	28.5%	-29.1%	-2.9%	3.0%	11.6%	20.9%	13.1%	9.9%	3.0%
Return on Average Shareholders' Equity	48.5%	43.4%	26.0%	58.6%	53.1%	48.4%	48.5%	54.3%	41.8%	36.1%
Return on Average Capital	29.7%	32.6%	15.2%	34.6%	44.8%	48.4%	48.5%	54.3%	41.8%	36.0%
Long-term Debt/Capital	48.2%	21.0%	29.2%	51.8%	30.4%	0.0%	0.0%	0.0%	0.0%	0.0%
Current Ratio	4.4	2.1	1.8	2.2	2.0	1.9	1.9	2.3	1.4	3.0

(1) All per share data has been restated for the three-for-two stock splits.
(2) Includes the special one-time dividend of $1.50 per share declared December 12, 2003.

Board of Directors

Lee R. Mitau
Chairman of the Board,
Graco Inc.
Executive Vice President
and General Counsel,
U.S. Bancorp

William J. Carroll
Business Consultant
Former Chief Executive Officer,
Limo-Reid, Inc. d/b/a
NRG Dynamix

Eric P. Etchart
Senior Vice President,
The Manitowoc Company, Inc.
President,
Manitowoc Cranes Group

Jack W. Eugster
Retired Chairman, President
and Chief Executive Officer,
Musicland Stores Corporation

J. Kevin Gilligan
Chairman and
Chief Executive Officer,
Capella Education Company

Patrick J. McHale
President and
Chief Executive Officer,
Graco Inc.

Martha A. Morfitt
Chief Executive Officer,
Airborne, Inc.
President and
Chief Executive Officer,
River Rock Partners, Inc.

William G. Van Dyke
Retired Chairman,
Donaldson Company, Inc.

R. William Van Sant
Operating Partner,
Stone Arch Capital, LLC

Executive Officers

Patrick J. McHale
President and
Chief Executive Officer

David M. Ahlers
Vice President,
Human Resources and
Corporate Communications

Caroline M. Chambers
Vice President and Controller

Karen Park Gallivan
Vice President, General
Counsel and Secretary

James A. Graner
Chief Financial Officer

Dale D. Johnson
Vice President and
General Manager,
Contractor Equipment Division

Jeffrey P. Johnson
Vice President and
General Manager, Asia Pacific

David M. Lowe
Vice President and
General Manager,
Industrial Products Division

Simon J.W. Paulis
Vice President and
General Manager, Europe

Charles L. Rescorla
Vice President, Corporate
Manufacturing, Information Systems
and Distribution Operations

Christian E. Rothe
Vice President and Treasurer

Mark W. Sheahan
Vice President and
General Manager,
Applied Fluid Technologies Division

Brian J. Zumbolo
Vice President and
General Manager,
Lubrication Equipment Division

Directory

Americas

Minnesota
Corporate Headquarters
Graco Inc.
Russell J. Gray Technical Center
88 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA
612-623-6000

Mailing Address
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-1441
USA

Riverside Office Complex
65 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA

George Aristides Riverside Center
1112 – 1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374
USA

Anoka
1201 Lund Boulevard
Anoka, Minnesota 55303
USA

Ohio
Graco Ohio Inc.
8400 Port Jackson Avenue NW
North Canton, Ohio 44720
USA

South Dakota
3501 North 4th Avenue
Sioux Falls, South Dakota 57104
USA

Europe

Belgium
European Headquarters
Graco BVBA
Industrieterrein – Oude Bunders
Slakweidestraat 31
3630 Maasmechelen
BELGIUM

Asia Pacific

Australia
Graco Australia Pty Ltd
Suite 17, 2 Enterprise Drive
Bundoora, Victoria 3083
AUSTRALIA

China
Asia Pacific Headquarters
Building 7
1029 Zhongshan Road South
Huangpu District
Shanghai 200011
P.R. CHINA

Graco Fluid Equipment (Shanghai) Co., Ltd.
Building #14, 2nd Floor, Section B
No. 11, Xi Ya Road
Waigaoqiao Free Trade Zone
Pudong New Area
Shanghai
P.R. CHINA

Graco Fluid Equipment (Suzhou) Co., Ltd.
Graco Trading (Suzhou) Co., Ltd.
No. 36 Qiming Road
Integrated Free Trade Zone
SIP
P.R. CHINA

Hong Kong
Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street, Causeway Bay
Hong Kong Special Administrative Region
P.R. CHINA

India
Graco Hong Kong Limited India Liaison Office
Room 443, Level 4
Augusta Point, Golf Course Road
Gurgaon, Haryana 122001
INDIA

Japan
Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku,Yokohama 224-0025
JAPAN

South Korea
Graco Korea Inc.
4th Floor, Shinhan Bank Building,
1599, Gwanyang-dong, Dongan-gu
Anyang-si, Gyeonggi-do 431-060
SOUTH KOREA

Vietnam
The Representative Office of Graco Hong Kong
Limited in Ho Chi Minh City
Suite D.37
40 Ba Huyen Thanh Quan Street
Ward 6, District 3
Ho Chi Minh City
VIETNAM

Corporate Inquiries

Investors may obtain the Graco Inc. 2011 Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports and amendments to those reports by visiting the Graco website at www.graco.com. Requests for financial publications can also be addressed to:

Graco Inc.
Attention: Investor Relations
P.O. Box 1441
Minneapolis, Minnesota 55440-1441
USA
Or call: 612-623-6609

Annual Meeting

Shareholders are cordially invited to attend the Annual Meeting, which will be held at 1:00 p.m., Central Time, Friday, April 20, 2012, at Graco: George Aristides Riverside Center, 1150 Sibley Street Northeast, Minneapolis, Minnesota 55413, USA

GRACO

www.graco.com